U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):

[ ]  Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q  [ ] Form N-SAR
      For Period Ended: October 31, 2001

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

Part I-Registrant Information
      Full Name of Registrant:			Jayark Corporation
      Address of Principal Executive Office:	300 Plaza Drive
      City, State and Zip Code:			Vestal, New York 13850

Part II-Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

Part III-Narrative

The Registrant entered into a complex transaction, as detailed in the Registrant's Report on Form 8K dated October 1, 2001, for which the accounting has not yet been finalized. Such accounting is expected to be in place within one week.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification: Robert C. Nolt (607) 729-9331

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

                        Jayark Corporation
        --------------------------------------------
         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 14, 2001         By: /s/ Robert C. Nolt
                                   		Robert C. Nolt
                                     	Chief  Financial Officer